December 6, 2005

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
D.C. 20549

Dear Sir or Madam

GAM AVALON LANCELOT, LLC. (FILE NO. 811-10245)

Pursuant to Section 14 of the Securities Exchange Act of 1934, we hereby submit a Preliminary Proxy Statement for GAM Avalon Lancelot, LLC.

Please contact the undersigned at (212) 407-4766 with any questions.


Yours sincerely,

/s/ Kenneth A. Dursht
Kenneth A. Dursht
Secretary